November 7, 2013

VIA EDGAR AND ELECTRONIC MAIL

Mr. Russell Mancuso
Branch Chief
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re:            The LGL Group, Inc.
Registration Statement on Form S-3
File No. 333-191269

Dear Mr. Mancuso:

The undersigned Registrant under the above-referenced Registration Statement hereby requests acceleration of the effective date of the Registration Statement to November 7, 2013 at 4:00 p.m., Eastern Time, or as soon thereafter as practicable.

The undersigned Registrant hereby reserves the right to withdraw this request orally and grants such right to its counsel, Robert H. Friedman, Esq., of the law firm of Olshan Frome Wolosky LLP.

The Registrant hereby acknowledges that should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing; the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and the Registrant may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States of America.

Sincerely,

/s/ R. LaDuane Clifton
R. LaDuane Clifton, CPA
Chief Financial Officer